                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Reports Strong Second Quarter Results with Accelerating Software Growth and Expanding Profitability

Revenue grew 12% to $109.2 million; adjusted EBITDA grew 35.7% to $14.9 million; non-GAAP diluted EPS nearly doubled to $0.15; total software revenue grew 21% and recurring revenue grew 18%

The Company reiterates its FYE27 outlook and remains on track to achieve its FYE28 targets

HERZLIYA, Israel, September 9, 2026 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in AI-powered investigative analytics solutions, today announced results for the three and six months ended July 31, 2026 ("Q2 FYE27").

Financial Summary for Three Months Ended July 31, 2026

•Q2 FYE27 revenue was $109.2 million, up approximately 12.0% compared with the same period last year, reflecting consistent demand for the Company’s software.
•Q2 FYE27 total software revenue, which is the combination of software and software services revenue, increased 20.9% to $100.8 million and represented more than 92% of total revenue, compared with approximately 86% in the same period last year. The increase was driven by healthy demand for our software solutions.
•Q2 FYE27 recurring revenue(1) increased by 18.4% to $56.2 million and represented 51.4% of total revenue. The growth was primarily driven by the adoption of the Company’s subscription offerings and provides enhanced visibility into future revenue streams.
•Q2 FYE27 non-GAAP operating income was $12.2 million, an increase of $4.2 million or 52.5% from $8.0 million in the same period last year, significantly outpacing revenue growth.
•Q2 FYE27 adjusted EBITDA was $14.9 million, compared to $11.0 million in the same period last year, up 35.7% and growing significantly faster than revenue.
•Q2 FYE27 diluted non-GAAP EPS nearly doubled to $0.15 per share compared with $0.08 per share in the same period last year.
•Q2 FYE27 GAAP operating income was $4.7 million, an increase of $1.9 million or 69.7% from operating income of $2.7 million in the same period last year.

                                            Exhibit 99.1
•Q2 FYE27 GAAP net income attributable to Cognyte was $4.1 million, compared with $1.5 million in the same period last year.
•Q2 FYE27 diluted GAAP EPS tripled to $0.06 per share, compared with $0.02 the same period last year.
•Q2 FYE27 net cash provided by operating activities was $1.1 million, compared with net cash used in operating activities of $6.3 million in the same period last year. This improvement reflects stronger collections, improved profitability and disciplined working-capital management. The quarter also included annual incentive payments and other seasonal working-capital uses.

Financial Summary for Six Months Ended July 31, 2026

•H1 FYE27 revenue was $214.7 million, up approximately 11.2% compared to the same period last year.
•H1 FYE27 total software revenue, which is the combination of software and software services revenue, was $198.1 million, up approximately 19.8% compared to the same period last year.
•H1 FYE27 recurring revenue(1) was $108.1 million, up 14.2% compared to the same period last year.
•H1 FYE27 non-GAAP operating income was $22.9 million, an increase of $7.3 million or 47.2% from operating income of $15.6 million in the same period last year. We achieved these results despite approximately $7 million of net unfavorable foreign exchange impact on operating profitability in the first half of the year.
•H1 FYE27 adjusted EBITDA was $28.5 million, compared to $21.3 million in the same period last year, up 33.7% and growing significantly faster than revenue.
•H1 FYE27 diluted non-GAAP EPS increased to $0.19 per share compared with $0.15 per share in the same period last year.
•H1 FYE27 GAAP operating income was $9.1 million, up 85.1% from operating income of $4.9 million in the same period last year.
•H1 FYE27 GAAP net income attributable to Cognyte was $1.1 million, compared to $0.5 million in the same period last year.
•During the first half of FYE27, the Company added 40 new customers, compared with 31 in the same period last year.

Balance Sheet

•The Company ended the second quarter with $102.2 million in cash and no debt, providing significant flexibility.
•During H1 FYE27, the company repurchased approximately 1.5 million ordinary shares for an aggregate purchase price of approximately $13.5 million under the share repurchase program approved by the board of directors in July 2025.

                                            Exhibit 99.1
•Since launching its first repurchase program in November 2024, the Company has repurchased approximately $40.2 million of shares through the end of Q2 FYE27, out of the $60 million authorized across the Company’s repurchase programs.
•The Company’s capital allocation priorities remain unchanged: investing organically to support growth, evaluating strategic M&A opportunities with the potential to create returns significantly in excess of the Company’s cost of capital, and using share repurchases opportunistically when they represent a compelling use of capital.

Management Commentary

“Cognyte delivered a strong quarter, with broad global momentum and continued progress across our strategic growth pillars,” said Elad Sharon, Cognyte’s Chief Executive Officer. “The market is moving directly toward what we have built for: mission-critical intelligence in complex, high-stakes environments, powered by trusted AI and sovereign control, and grounded in deep innovation and domain expertise. Our strategy is working, our execution is strong, and the quality of our business continues to improve. We are moving forward with confidence and ambition.”

“Our second quarter results demonstrate the continued strength of our financial model,” said David Abadi, Cognyte’s Chief Financial Officer. “Total software revenue grew 21% and recurring revenue grew 18%, both significantly faster than total revenue, while profitability again expanded substantially faster than revenue. Combined with expected renewals of recurring business and commercial activity since quarter-end, we have visibility into approximately 85% of the next 12 months' revenue. This visibility, combined with our strong execution, reinforces our confidence in our full-year outlook and our FYE28 targets.”

FYE27 Outlook

The company narrowed its FYE27 revenue range around an unchanged midpoint and reaffirmed its profitability outlook for the year ending January 31, 2027 (“FYE27” and “Fiscal 2027”), as follows:

•Revenue: $448 million, with a range of +/- 2%, which represents approximately 12% year-over-year growth at the midpoint of the range.
•Adjusted EBITDA: Approximately $68 million at the midpoint of our revenue range, representing approximately 40% year-over-year growth.
•Non-GAAP Diluted EPS: $0.47 at the midpoint of our revenue range.

Additional Financial and Operational Data for the Second Quarter and Six Months Ended July 31, 2026

•Q2 FYE27 and H1 FYE27 total software revenue, which is the combination of software and software services revenue, increased by $17.5 million, and $32.8 million, up 20.9% and 19.8%, respectively, compared to the same period last year.
•Q2 FYE27 and H1 FYE27 software revenue increased by $12.6 million and $22.5 million, up 34.5% and 30.5%, respectively, compared to the same period last year.

                                            Exhibit 99.1
•Q2 FYE27 and H1 FYE27 software services revenue increased by $4.8 million and $10.2 million, up 10.3% and 11.2%, respectively, compared to the same period last year.
•Q2 FYE27 and H1 FYE27 professional services and other revenue decreased by $5.7 million and $11.1 million, respectively, compared with the same period last year. Professional services represented less than 8% of total revenue during the second quarter, compared with approximately 15% in the comparable period last year, reflecting the increasing software content of the business. This mix shift supports higher-quality revenue, stronger margins and greater scalability.
•Q2 FYE27 non-GAAP gross profit and margin were $80.5 million and 73.7%, respectively, a significant increase of $10.1 million and 154 bps improvement compared to the same period last year. The increase is primarily driven by revenue mix, scale, and operational efficiencies.
•Q2 FYE27 billings(2) were $76.3 million compared to $93.0 million in the same period last year. Billings may vary between quarters based on contract timing. On a trailing twelve-month basis, billings were approximately 95% of revenue, which we believe reflects the underlying strength of the business.

For information about the non-GAAP financial measure or key metric, please see “Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics” at the end of this release.

(1) Recurring Revenue – Recurring revenue is comprised primarily of revenue from support contracts as well as revenue from subscription offerings.
(2) Billings – Revenue plus the change in contract liabilities, contract assets and unbilled balances.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months ended July 31, 2026. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register-conf.media-server.com/register/BI3b38c70743424364b7cd51bda5573f0f to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

About Cognyte Software Ltd.
Cognyte is a global leader in AI-powered investigative analytics solutions that empower customers with Actionable Intelligence for a Safer World®. Cognyte’s solutions enable law enforcement, national security and military intelligence agencies, as well as other organizations, to navigate an increasingly complex threat landscape. With offerings that leverage advanced technologies, including artificial intelligence (AI) and analytics, Cognyte helps customers make sense of growing volumes of fragmented multi-source data to help identify, assess and mitigate risks across dynamic environments, supporting informed, mission-critical investigations and operations. Hundreds of customers worldwide rely on Cognyte’s intelligence platform to uncover insights and reveal what matters, enabling confident decision-making in high-stakes environments. Learn more at www.cognyte.com.

About Non-GAAP Financial Measures and Other Key Metrics
This press release and the accompanying tables include non-GAAP financial measures and other key metrics. For a description of these non-GAAP financial measures and other key metrics, including the reasons management uses each measure and metric, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

                                            Exhibit 99.1

Our non-GAAP outlook for FYE27 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $23.5 and $25.5 million, assuming market prices for our ordinary shares are generally consistent with current levels.
•Amortization expense of other acquired intangible assets is expected to be approximately $0.6 million.

For additional information about our expectations for FYE27, please refer to the Q2 FYE27 conference call we will conduct on September 9, 2026.
Our non-GAAP outlook, unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates, and does not include the potential impact of any business acquisitions that may close after the date hereof.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or future acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three and six months ended July 31, 2026, and 2025, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee any future performance and are based solely on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to geopolitical changes and investor visibility constraints; risks related to new tariffs and retaliatory measures that may adversely affect the economy and reduce government spending; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks related to conditions in Israel including conflicts in the Middle East; risks resulting from health crises; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on limited number of suppliers for certain key components and hardware used in our solutions; risks due to the aggressive competition in all of our markets; risks associated with the implementation and use of artificial intelligence tools and technology, including competitive, technological, regulatory, intellectual property, data protection and cybersecurity risks; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, and execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risks of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our

                                            Exhibit 99.1
failure to comply with applicable laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing applicable tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks related to the tax treatment of our spin-off from Verint; risks related to our share repurchase programs; risks associated with different corporate governance requirements applicable to Israeli companies; risks associated with being a foreign private issuer; and other risks set forth in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2026, which was filed with the Securities and Exchange Commission (the "SEC") on March 25, 2026, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Six Months Ended July 31,		Three Months Ended July 31,
(in thousands except share data)	2026	2025	2026	2025
Revenue:
Software	$96,504	$73,970	$49,231	$36,599
Software service	101,634	91,417	51,563	46,740
Professional service and other	16,593	27,674	8,443	14,174
Total revenue	214,731	193,061	109,237	97,513
Cost of revenue:
Software	16,111	9,571	7,440	3,580
Software service	23,765	21,430	12,064	10,974
Professional service and other	18,948	24,153	10,098	13,198
Total cost of revenue	58,824	55,154	29,602	27,752
Gross profit	155,907	137,907	79,635	69,761
Operating expenses:
Research and development, net	63,558	58,305	31,973	29,207
Selling, general and administrative	82,982	74,627	42,852	37,732
Amortization of other acquired intangible assets	302	77	151	77
Total operating expenses	146,842	133,009	74,976	67,016
Operating income	9,065	4,898	4,659	2,745
Other (expenses) income, net:
Interest income	981	1,156	405	498
Interest expense	(73)	(114)	(25)	(61)
Other expenses, net	(2,772)	(273)	(415)	(1,794)
Total other (expenses) income, net	(1,864)	769	(35)	(1,357)
Income before provision for income taxes	7,201	5,667	4,624	1,388
Provision (benefit) for income taxes	4,090	2,791	(488)	(1,346)
Net income	3,111	2,876	5,112	2,734
Net income attributable to noncontrolling interest	2,044	2,388	1,006	1,265
Net income attributable to Cognyte Software Ltd.	$1,067	$488	$4,106	$1,469

Net income per share attributable to Cognyte Software Ltd.:
Basic	$0.01	$0.01	$0.06	$0.02
Diluted	$0.01	$0.01	$0.06	$0.02

Weighted-average shares outstanding:
Basic	73,212	72,611	73,916	72,992
Diluted	74,415	74,814	74,649	74,129

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets

	July 31,	January, 31
	2026	2026
(in thousands)	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$102,171	$116,878
Accounts receivable, net of allowance for credit losses of $0.4 million and $1 million as of July 31, 2026 and January 31, 2026, respectively	122,749	122,548
Contract assets	6,432	3,284
Inventories	24,249	16,414
Prepaid expenses and other current assets	36,095	39,145
Total current assets	291,696	298,269
Property and equipment, net	29,567	29,128
Operating lease right-of-use assets	39,853	40,376
Goodwill	126,684	126,605
Intangible assets, net	4,078	4,380
Deferred income taxes	6,054	6,068
Other assets	7,919	16,240
Total assets	$505,851	$521,066

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$34,713	$26,915
Accrued expenses and other current liabilities	92,540	94,590
Contract liabilities	91,193	102,538
Total current liabilities	218,446	224,043
Long-term contract liabilities	21,572	21,211
Deferred income taxes	1,074	1,037
Operating lease liabilities	35,194	36,542
Other liabilities	10,069	9,370
Total liabilities	286,355	292,203
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued 78,212,209 and 75,917,304 at July 31, 2026 and January 31, 2026, respectively; Outstanding 73,845,238 and 73,078,376 shares at July 31, 2026 and January 31, 2026, respectively	—	—
Additional paid-in capital	406,746	395,374
Treasury stock, at cost 4,366,971 and 2,838,928 shares at July 31, 2026 and January 31, 2026, respectively	(40,181)	(26,712)
Accumulated deficit	(156,214)	(157,281)
Accumulated other comprehensive loss	(15,010)	(4,837)
Total Cognyte Software Ltd. stockholders' equity	195,341	206,544
Noncontrolling interest	24,155	22,319
Total stockholders’ equity	219,496	228,863
Total liabilities and stockholders’ equity	$505,851	$521,066

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended July 31,
(in thousands)	2026	2025
Cash flows from operating activities:
Net income	$3,111	$2,876
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	5,848	5,822
Allowance for credit losses	220	212
Stock-based compensation	11,372	10,272
Provision from deferred income taxes	101	50
Non-cash losses (gains) on derivative financial instruments, net	200	(494)
Other non-cash items, net	(751)	259
Changes in operating assets and liabilities:
Accounts receivable	1,081	(5,340)
Contract assets	(4,615)	(4,525)
Inventories	(8,071)	2,523
Prepaid expenses and other assets	(4,661)	3,461
Accounts payable and accrued expenses	1,832	(4,000)
Contract liabilities	(11,063)	(17,131)
Other liabilities	1,057	415
Other, net	753	991
Net cash used in operating activities	(3,586)	(4,609)

Cash flows from investing activities:
Purchases of property and equipment	(3,996)	(5,999)
Sale of noncontrolling minority investment	6,546	—
Settlements of derivative financial instruments not designated as hedges	289	523
Cash paid for capitalized software development costs	—	(707)
Acquisition of business, net of cash acquired	—	(4,275)
Change in restricted bank time deposits, including long-term portion	—	106
Net cash provided by (used in) investing activities	2,839	(10,352)

Cash flows from financing activities:
Purchases of treasury stock	(13,443)	(14,709)
Repayment of principal portion of finance lease liability	(185)	(140)
Net cash used in financing activities	(13,628)	(14,849)

Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(332)	1,493
Net decrease in cash, cash equivalents, restricted cash and restricted cash equivalents	(14,707)	(28,317)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	116,878	112,904
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$102,171	$84,587

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$102,171	$84,485
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	—	102
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$102,171	$84,587

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Six Months Ended July 31,		Three Months Ended July 31,
(in thousands, except per share data)	2026	2025	2026	2025
Operating income, operating margin and adjusted EBITDA
GAAP Operating income	$9,065	$4,898	$4,659	$2,745
GAAP operating margin	4.2%	2.5%	4.3%	2.8%
Stock-based compensation expenses	11,372	10,272	5,664	5,099
Restructuring expenses, net	2,174	17	1,762	17
Other Non-GAAP adjustments	309	388	151	162
Non-GAAP operating income	$22,920	$15,575	$12,236	$8,023
Depreciation and amortization	5,547	5,717	2,660	2,952
Adjusted EBITDA	$28,467	$21,292	$14,896	$10,975
Non-GAAP operating margin	10.7%	8.1%	11.2%	8.2%
Adjusted EBITDA margin	13.3%	11.0%	13.6%	11.3%

Net (loss) income attributable to Cognyte Software Ltd. reconciliation
GAAP Net income attributable to Cognyte Software Ltd.	$1,067	$488	$4,106	$1,469
Stock-based compensation expenses	11,372	10,272	5,664	5,099
Non-GAAP tax adjustments	(817)	(119)	(323)	(732)
Restructuring expenses, net	2,174	17	1,762	17
Change in fair value of noncontrolling minority investments, net	(329)	—	—	—
Other Non-GAAP adjustments	309	388	151	162
Total adjustments	12,709	10,558	7,254	4,546
Non-GAAP Net income attributable to Cognyte Software Ltd.	$13,776	$11,046	$11,360	$6,015

Table comparing GAAP and Non-GAAP diluted net (loss) income per share attributable to Cognyte Software Ltd.
GAAP diluted net income per share attributable to Cognyte Software Ltd.	$0.01	$0.01	$0.06	$0.02
Non-GAAP diluted net income per share attributable to Cognyte Software Ltd.	$0.19	$0.15	$0.15	$0.08
GAAP weighted-average shares used in computing diluted net income per share attributable to Cognyte Software Ltd.	74,415	74,814	74,649	74,129
Non-GAAP diluted weighted-average shares used in computing net income per share attributable to Cognyte Software Ltd.	74,415	74,814	74,649	74,129

Stock-based compensation
Cost of revenue	$1,298	$1,112	$658	$556
Research and development, net	1,120	847	644	481
Selling, general, and administrative	8,954	8,313	4,362	4,062
Total stock-based compensation expense	$11,372	$10,272	$5,664	$5,099

Restructuring expenses, net
Cost of revenue	$167	$—	$162	$—
Research and development, net	989	—	723	—
Selling, general, and administrative	1,018	17	877	17
Total restructuring adjustments	$2,174	$17	$1,762	$17

Other Non-GAAP adjustments
Selling, general, and administrative	$7	$311	$—	$85
Amortization of other acquired intangible assets	302	77	151	77
Total other Non-GAAP adjustments	$309	$388	$151	$162

                                            Exhibit 99.1
Footnotes

(1) The actual cash tax paid, net of refunds, was $2.6 million and $3.9 million for the three and six months ended July 31, 2026, respectively. The actual cash tax paid, net of refunds, was $1.9 million and $2.5 million for the three and six months ended July 31, 2025, respectively.

                                            Exhibit 99.1

Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics

Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP operating income and operating margins, non-GAAP net income attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net income per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the

                                            Exhibit 99.1
changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Other adjustments. We exclude from our non-GAAP financial measures fair value adjustments related to revenue acquired in a business acquisition, amortization of acquired technology and other acquired intangible assets, acquisition expenses (benefit), separation expenses, business divestiture gain/losses, provision for legal claim, rent expense for redundant facilities, gains/losses on change in fair value of noncontrolling minority investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes. Cognyte uses a full-year non-GAAP tax rate to compute the non-GAAP tax provision. This full-year non-GAAP tax rate is based on Cognyte’s annual GAAP income, adjusted to exclude non-GAAP items, as well as the effects of significant non-recurring and period-specific tax items which vary in size and frequency. This annual non-GAAP tax rate is based on an evaluation of our historical and projected profit before tax, taking into account the impact of non-GAAP adjustments, tax law changes, as well as other factors such as our current tax structure, existing tax positions and expected recurring tax incentives. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Other Key Metrics

Recurring revenue. Cognyte calculates recurring revenue for a period by combining revenue from initial and renewal support, subscription software licenses, and cloud-based SaaS in certain transactions. Recurring revenue is the portion of our revenue that we believe is likely to be renewed in the future. The recurrence of these revenue streams in future periods depends on a number of factors including contractual periods and customers' renewal decisions. Cognyte believes that recurring revenue provides investors more visibility into our recurring business in the upcoming years and helpful measurement of Cognyte’s potential revenue. Cognyte does not consider recurring revenue to be a non-GAAP financial measure because it is calculated using GAAP revenue.

Billings. Cognyte calculates billings for a period by adding changes in contract liabilities, contract assets and unbilled balances in that period to revenue. Cognyte believes that billings help investors better understand sales activity and ongoing business for a particular period, which is not necessarily reflected in revenue. Billings fluctuate from quarter to quarter. Cognyte does not consider billings to be a non-GAAP financial measure because it is calculated using exclusively revenue, contract liabilities, contract assets and unbilled balances, all of which are financial measures calculated in accordance with GAAP.